Exhibit 99.1

Simclar Announces 2007 Results

HIALEAH, Florida--(BUSINESS WIRE)—Simclar, Inc. (NasdaqCM:SIMC) today announced financial results for the fourth quarter of 2007 and for the full year that ended December 31, 2007. Results for the fourth quarter and for the full year of 2007 include the consolidated operations of Simclar, Inc. and its subsidiaries. For the fourth quarter of 2007, Simclar had a net loss of $64,088 or ($0.01) per share, compared to net income of $949,000 or $0.15 per share for the fourth quarter of 2006. For the calendar year 2007, Simclar had net income of $2.4 million or $0.37 per share, compared to net income of $2.9 million or $0.44 per share for 2006.

For the year 2007, Simclar reported total revenues of $136.4 million compared to $116.0 million in 2006, an 18% increase. For the fourth quarter of 2007, revenues increased to $34.7 million compared to $33.2 million for the fourth quarter of 2006.

Net cash provided from operating activities was $7.2 million in 2007, compared to $2.8 million in 2006.

Sam Russell commented, “The overall performance of the Company in 2007 came in well below our expectations, and is highly disappointing. Sales increased 18%, but earnings decreased, mostly as a result of our underperforming operation in North Carolina which incurred losses of $2.1 million in 2007 and was discontinued fully during the first quarter of 2008. The closure of this facility will adversely affect earnings in the first quarter of 2008, but the longer term benefits of the transfer of this business to our facility in Mexico are expected to be improved profits and cash flow. Although the world economic outlook is currently unclear, we have worked on contingency plans to sustain profitability on diminished sales, should a further downturn in the economy occur. On the positive side, our cash management remained strong and allowed the Company to repay $6.2 million of its bank loans in the year, including $3.0 million of voluntary repayments. We are looking forward to the production release in the third quarter of 2008 of Simclar Group’s new TurboFabric product, which is a Scalable Advanced TCA Platform, and the impact this will have across all of our businesses.”

Simclar, Inc., with four North American manufacturing locations, and numerous regional sales locations, has been engaged in contract manufacturing of electronic and electro-mechanical products for OEMs for 32 years.

Statements in this news release, which relate to other than strictly historical facts, such as statements about the Company’s plans and strategies, expectations for future financial performance, and markets for the Company’s products and services are forward-looking statements. The words “believe,” “expect,” “anticipate,” “estimate,” “project,” and similar expressions identify forward-looking statements that speak only as of the date hereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors including, but not limited to, the Company’s customer concentration, debt covenants, competition, the effectiveness of our internal controls, and other risks detailed in the Company’s most recent Annual Report on Form 10-K and other Securities and Exchange Commission filings. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

Visit Simclar, Inc at its website, www.simclar.com for more information about the Company.

Contact: Steph Donnelly , CFO (937) 220-9777